The Cove
South San Francisco, CA

Earnings Release
and Supplemental Report

Third Quarter 2022



Healthpeak
PROPERTIES



Hayden Research Campus
Lexington, MA

TABLE OF
Contents

Healthpeak Properties Reports Third Quarter 2022 Results

DENVER, November 1, 2022 – Healthpeak Properties, Inc. (NYSE: PEAK) today announced results for the third quarter ended September 30, 2022.

THIRD QUARTER 2022 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.65 per share, Nareit FFO of $0.42 per share, FFO as Adjusted of $0.43 per share, and blended Total Same-Store Portfolio Cash (Adjusted) NOI growth of 5.1%
  • Life Science and MOB Same-Store Portfolio Cash (Adjusted) NOI growth of 5.4% and 4.9%, respectively

– Increasing full-year 2022 FFO as Adjusted and Total Portfolio Same-Store Cash (Adjusted) NOI growth guidance

– Life science leasing update:
  • Third quarter lease executions totaled over 500,000 square feet
  • $1 billion active life science development pipeline is 81% pre-leased

– Balance Sheet:
  • Closed on the previously announced $500 million delayed draw senior unsecured term loans and related interest rate swaps resulting in a 3.5% fixed contractual rate through the initial 2027 maturities
  • Net debt to adjusted EBITDAre and liquidity were 5.3x and $2.4 billion, respectively, as of September 30, 2022

– Appointed Scott Brinker as President and Chief Executive Officer and elected him to the Healthpeak Board

– The Board of Directors declared a quarterly common stock cash dividend of $0.30 per share to be paid on November 18, 2022, to stockholders of record as of the close of business on November 7, 2022

– Received the GRESB Green Star designation and named a constituent in the FTSE4Good Index, each for the eleventh consecutive year

THIRD QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended September 30, 2022		Three Months Ended September 30, 2021	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 353,366	$ 0.65	$ 54,442	$ 0.10
Nareit FFO, diluted	227,426	0.42	196,565	0.36
FFO as Adjusted, diluted	235,504	0.43	219,784	0.40
AFFO, diluted	194,963		181,389	

Nareit FFO, FFO as Adjusted, AFFO, Same-Store Cash (Adjusted) NOI and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "September 30, 2022 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month SS Cash (Adjusted) NOI growth on an actual and pro forma basis. The Pro Forma table reflects the results excluding government grants under the CARES Act for our CCRC portfolio.

Actual

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Year-To-Date	
	SS Growth %	% of SS	SS Growth %	% of SS
Life science	5.4%	49.2%	4.8%	47.8%
Medical office	4.9%	41.2%	4.3%	40.6%
CCRC	4.1%	9.6%	5.6%	11.6%
Total Portfolio	**5.1%**	**100.0%**	**4.7%**	**100.0%**

Pro Forma (excluding CARES)

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Year-To-Date	
	SS Growth %	% of SS	SS Growth %	% of SS
Life science	5.4%	49.2%	4.8%	48.3%
Medical office	4.9%	41.2%	4.3%	41.0%
CCRC	4.2%	9.6%	(1.8%)	10.7%
Total Portfolio	**5.1%**	**100.0%**	**3.9%**	**100.0%**

SOUTH SAN FRANCISCO JOINT VENTURES

POINTE GRAND REDEVELOPMENT

As previously announced, in August 2022, Healthpeak and a sovereign wealth fund partner ("SWF Partner") entered into a 70% (Healthpeak) / 30% (SWF Partner) joint venture ("JV") on an approximately 400,000 square foot portfolio of seven life science buildings on Healthpeak's Pointe Grand campus in South San Francisco. The JV generated cash proceeds to Healthpeak of $126 million at closing.

The JV intends to capitalize on Pointe Grand's A+ location to redevelop the buildings and create differentiated product, offering tenants speed to market in high-quality, purpose-built lab space.

During the third quarter, four buildings entered redevelopment. The remaining three buildings are expected to enter redevelopment as in-place leases expire during 2023.

VANTAGE PHASES II & III DEVELOPMENT

As previously announced, Healthpeak and the SWF Partner have also signed agreements to develop Phases II and III of Vantage, a Class A life science development campus that is directly adjacent to Pointe Grand in South San Francisco and currently wholly-owned by Healthpeak. The purchase price for the Vantage Phase II & III joint venture is subject to final entitlements/density, and closing is subject to certain closing conditions, which we expect will be satisfied in the first half of 2023.

LIFE SCIENCE LEASING UPDATE

During the third quarter, life science lease executions totaled over 500,000 square feet including:

- 154,000 square foot development lease with a global pharmaceutical company at Vantage in South San Francisco
- 122,000 square foot full-building lease with a mid-cap public biotech company at 333 Oyster Point in South San Francisco
- 55,000 square foot full-building lease at 280 E. Grand on the Pointe Grand redevelopment campus in South San Francisco
- 53,000 square foot lease to a credit tenant at 65 Hayden in Boston

DEVELOPMENT UPDATE

THE SHORE AT SIERRA POINT

During the third quarter, Healthpeak placed in service the remaining 36,000 square feet, representing $49 million of investment, at Phase II of the The Shore, in Brisbane California.

The Shore is a 23-acre waterfront campus spanning approximately 629,000 square feet and is 100% leased to leading global pharmaceutical and biotech companies.

DISPOSITIONS

During the third quarter, Healthpeak closed on the sale of two non-core MOB assets, generating proceeds of $9 million.

SHARE REPURCHASE PROGRAM

As previously announced, in August 2022, Healthpeak's Board of Directors approved a share repurchase program authorizing Healthpeak to purchase up to $500 million of common stock in the open market at Healthpeak's discretion and subject to market conditions, regulatory constraints, and other customary conditions, until August 2024.

In August 2022, Healthpeak repurchased $56 million of common stock at a weighted average price of $27.16 per share.

BALANCE SHEET

In August 2022, Healthpeak closed two previously announced senior unsecured delayed draw term loans (the "Term Loan Facilities") in an aggregate principal amount of up to $500 million, with initial stated maturities of 4.5 years (plus 1-year extension option at Healthpeak's discretion) and 5 years, and an interest rate of adjusted SOFR plus 85 basis points based on Healthpeak's current credit ratings. Also in August 2022, Healthpeak executed the previously announced forward-starting swaps to fix the interest rate of the Term Loan Facilities at a blended contractual rate of 3.5% for the initial stated term.

In October 2022, Healthpeak drew down the entirety of the $500 million Term Loan Facilities, which we used to repay commercial paper.

Including net proceeds from the future settlement of shares sold under equity forward contracts during the third quarter of 2021, Net debt to adjusted EBITDAre and liquidity were 5.3x and $2.4 billion, respectively, as of September 30, 2022.

EXECUTIVE LEADERSHIP ANNOUNCEMENTS

In October, Healthpeak announced that its Board of Directors had appointed Scott Brinker, the Company's President and Chief Investment Officer, as President and Chief Executive Officer, and elected him to the Healthpeak Board.

Additionally, as previously announced, in October, Scott Bohn, Executive Vice President – Co-Head of Life Science, was appointed Chief Development Officer, in addition to retaining his role as Co-Head of Life Science, and Adam Mabry was promoted to Chief Investment Officer.

In November, Jeffrey Miller was appointed General Counsel. Mr. Miller joined Healthpeak in 2018 and has served in a variety of senior operational leadership roles.

ESG

Received the GRESB Green Star designation and named a constituent in the FTSE4Good Index, each for the eleventh consecutive year; named a finalist by *IR Magazine* and Corporate Secretary for Best Proxy Statement for the third consecutive year and Best ESG Reporting for the first time; included in *Fortune*'s list of Best Workplaces in Real Estate for the first time.

To learn more about Healthpeak's ESG program and view our 2021 ESG Report, please visit www.healthpeak.com/esg.

DIVIDEND

On October 27, 2022, Healthpeak announced that its Board declared a quarterly common stock cash dividend of $0.30 per share to be paid on November 18, 2022, to stockholders of record as of the close of business on November 7, 2022.

2022 GUIDANCE

We are updating the following guidance ranges for full year 2022:

- Diluted earnings per common share from $0.97 – $1.03 to $0.94 – $0.96
- Diluted Nareit FFO share from $1.70 – $1.76 to $1.67 – $1.69
- Diluted FFO as Adjusted per share from $1.68 – $1.74 to $1.72 – $1.74
- Total Portfolio Same-Store Cash (Adjusted) NOI growth Guidance from 3.50% – 5.00% to 4.50% – 5.50%

These estimates do not reflect the potential impact from unannounced future transactions. These estimates are based on our view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2022. For additional details and assumptions underlying this guidance, please see page 38 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

COMPANY INFORMATION

Healthpeak has scheduled a conference call and webcast for Wednesday, November 2, 2022, at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time) to review its financial and operating results for the quarter ended September 30, 2022. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (international). The conference ID number is 4482164. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.healthpeak.com. An archive of the webcast will be available on Healthpeak's website through November 2, 2023, and a telephonic replay can be accessed through November 8, 2022, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (international) and entering conference ID number 4571885. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust ("REIT") and S&P 500 company. Healthpeak owns and develops high-quality real estate in the three private-pay healthcare asset classes of Life Science, Medical Office and CCRC. At Healthpeak, we pair our deep understanding of the healthcare real estate market with a strong vision for long-term growth. For more information regarding Healthpeak, visit www.healthpeak.com.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2022 Guidance." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: epidemics, pandemics or other infectious diseases, including Covid, and health and safety measures intended to reduce their spread, and how quickly and to what extent normal economic and operating conditions can resume within the markets in which we operate; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested in multiple industries and exposes us to the risks inherent in illiquid investments; our ability to identify and secure replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; our property development, redevelopment and tenant improvement activity risks, including project abandonments, project delays and lower profits than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our MOBs are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain or expand our hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose on collateral securing our real estate-related loans; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; an increase in our borrowing costs, including due to higher interest rates; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; laws or regulations prohibiting eviction of our tenants; the failure of our tenants, operators and borrowers to comply with federal, state and local laws and regulations, including resident health and safety requirements, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety and other regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real estate investments; our ability to maintain our qualification as REIT; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CONTACT

Andrew Johns, CFA
Senior Vice President – Investor Relations
720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets
In thousands, except share and per share data

		September 30, 2022		December 31, 2021
Assets				
Real estate:				
Buildings and improvements	$	12,633,935	$	12,025,271
Development costs and construction in progress		744,711		877,423
Land		2,647,430		2,603,964
Accumulated depreciation and amortization		(3,148,019)		(2,839,229)
Net real estate		12,878,057		12,667,429
Net investment in direct financing leases		—		44,706
Loans receivable, net of reserves of $5,115 and $1,813		383,991		415,811
Investments in and advances to unconsolidated joint ventures		698,903		403,634
Accounts receivable, net of allowance of $2,521 and $1,870		53,964		48,691
Cash and cash equivalents		112,452		158,287
Restricted cash		54,500		53,454
Intangible assets, net		444,215		519,760
Assets held for sale and discontinued operations, net		51,495		37,190
Right-of-use asset, net		232,155		233,942
Other assets, net		752,224		674,615
Total assets	$	**15,661,956**	$	**15,257,519**
Liabilities and Equity				
Bank line of credit and commercial paper	$	1,585,333	$	1,165,975
Senior unsecured notes		4,657,651		4,651,933
Mortgage debt		347,987		352,081
Intangible liabilities, net		162,874		177,232
Liabilities related to assets held for sale and discontinued operations, net		12,831		15,056
Lease liability		200,813		204,547
Accounts payable, accrued liabilities, and other liabilities		732,895		755,384
Deferred revenue		835,223		789,207
Total liabilities		**8,535,607**		**8,111,415**
Commitments and contingencies				
Redeemable noncontrolling interests		127,583		87,344
Common stock, $1.00 par value: 750,000,000 shares authorized; 537,533,719 and 539,096,879 shares issued and outstanding		537,534		539,097
Additional paid-in capital		10,014,707		10,100,294
Cumulative dividends in excess of earnings		(4,114,806)		(4,120,774)
Accumulated other comprehensive income (loss)		29,526		(3,147)
Total stockholders' equity		6,466,961		6,515,470
Joint venture partners		330,749		342,234
Non-managing member unitholders		201,056		201,056
Total noncontrolling interests		531,805		543,290
Total equity		**6,998,766**		**7,058,760**
Total liabilities and equity	$	**15,661,956**	$	**15,257,519**

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data

		Three Months Ended September 30,		Nine Months Ended September 30,	
		2022	**2021**	**2022**	**2021**
Revenues:					
Rental and related revenues	$	392,301	$ 353,516	$ 1,149,530	$ 1,022,130
Resident fees and services		122,142	119,022	369,062	352,458
Income from direct financing leases		—	2,179	1,168	6,522
Interest income		5,963	6,748	16,950	31,869
Total revenues		520,406	481,465	1,536,710	1,412,979
Costs and expenses:					
Interest expense		44,078	35,905	123,531	121,429
Depreciation and amortization		173,190	177,175	531,412	506,172
Operating		220,208	202,139	642,499	574,032
General and administrative		24,549	23,270	73,161	72,260
Transaction costs		728	—	1,636	1,417
Impairments and loan loss reserves (recoveries), net		3,407	285	3,678	4,458
Total costs and expenses		466,160	438,774	1,375,917	1,279,768
Other income (expense):					
Gain (loss) on sales of real estate, net		(4,149)	14,635	10,047	189,873
Gain (loss) on debt extinguishments		—	(667)	—	(225,824)
Other income (expense), net		305,678	1,670	326,855	5,604
Total other income (expense), net		301,529	15,638	336,902	(30,347)
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures		355,775	58,329	497,695	102,864
Income tax benefit (expense)		3,834	649	3,775	1,404
Equity income (loss) from unconsolidated joint ventures		(325)	2,327	2,141	4,517
Income (loss) from continuing operations		**359,284**	**61,305**	**503,611**	**108,785**
Income (loss) from discontinued operations		**(1,298)**	**601**	**2,011**	**384,569**
Net income (loss)		**357,986**	**61,906**	**505,622**	**493,354**
Noncontrolling interests' share in continuing operations		(4,016)	(7,195)	(11,701)	(14,036)
Noncontrolling interests' share in discontinued operations		—	—	—	(2,539)
Net income (loss) attributable to Healthpeak Properties, Inc.		**353,970**	**54,711**	**493,921**	**476,779**
Participating securities' share in earnings		(604)	(269)	(2,523)	(3,001)
Net income (loss) applicable to common shares	$	**353,366**	$ **54,442**	$ **491,398**	$ **473,778**
Basic earnings (loss) per common share:					
Continuing operations	$	0.66	$ 0.10	$ 0.91	$ 0.17
Discontinued operations		0.00	0.00	0.00	0.71
Net income (loss) applicable to common shares	$	**0.66**	$ **0.10**	$ **0.91**	$ **0.88**
Diluted earnings (loss) per common share:					
Continuing operations	$	0.65	$ 0.10	$ 0.91	$ 0.17
Discontinued operations		0.00	0.00	0.00	0.71
Net income (loss) applicable to common shares	$	**0.65**	$ **0.10**	$ **0.91**	$ **0.88**
Weighted average shares outstanding:					
Basic		538,417	539,021	539,105	538,879
Diluted		546,015	539,388	544,852	539,159

Healthpeak Properties, Inc.

Funds From Operations
In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2022	**2021**	**2022**	**2021**
Net income (loss) applicable to common shares	$ 353,366	$ 54,442	$ 491,398	$ 473,778
Real estate related depreciation and amortization	173,190	177,175	531,412	506,172
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	8,704	4,722	19,049	12,044
Noncontrolling interests' share of real estate related depreciation and amortization	(4,464)	(4,849)	(14,487)	(14,599)
Loss (gain) on sales of depreciable real estate, net[1]	5,280	(41,393)	(11,408)	(598,531)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	239	(1,068)	89	(6,934)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	—	3,450	12	5,628
Loss (gain) upon change of control, net[2]	(311,438)	—	(311,438)	(1,042)
Taxes associated with real estate dispositions	197	483	31	2,666
Impairments (recoveries) of depreciable real estate, net	—	1,952	—	5,695
Nareit FFO applicable to common shares	225,074	194,914	704,658	384,877
Distributions on dilutive convertible units and other	2,352	1,651	7,055	—
Diluted Nareit FFO applicable to common shares	$ 227,426	$ 196,565	$ 711,713	$ 384,877
Diluted Nareit FFO per common share	$ 0.42	$ 0.36	$ 1.30	$ 0.71
Weighted average shares outstanding - diluted Nareit FFO	546,015	544,889	546,677	539,159
Impact of adjustments to Nareit FFO:				
Transaction-related items	$ 681	$ 1,259	$ 1,573	$ 6,638
Other impairments (recoveries) and other losses (gains), net[3]	2,897	20,073	(5,874)	25,161
Restructuring and severance related charges	—	—	—	2,463
Loss (gain) on debt extinguishments	—	667	—	225,824
Casualty-related charges (recoveries), net[4]	4,514	558	4,103	5,203
Total adjustments	8,092	22,557	(198)	265,289
FFO as Adjusted applicable to common shares	233,166	217,471	704,460	650,166
Distributions on dilutive convertible units and other	2,338	2,313	7,055	6,323
Diluted FFO as Adjusted applicable to common shares	$ 235,504	$ 219,784	$ 711,515	$ 656,489
Diluted FFO as Adjusted per common share	$ 0.43	$ 0.40	$ 1.30	$ 1.20
Weighted average shares outstanding - diluted FFO as Adjusted	546,015	546,714	546,677	546,485

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations of this Earnings Release and Supplemental Report and the detailed financial information in the Discontinued Operations Reconciliation section included in the corresponding Discussion and Reconciliation of Non-GAAP Financial Measures, which is available in the Investor Relations section of our website at http://ir.healthpeak.com/.

(2) The three and nine months ended September 30, 2022 includes a gain upon change of control related to the sale of a 30% interest to a sovereign wealth fund and deconsolidation of seven previously consolidated life science assets in South San Francisco, California. The gain upon change of control is included in other income (expense), net in the Consolidated Statements of Operations.

(3) The three months ended September 30, 2022 includes reserves for loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations. The nine months ended September 30, 2022 also includes the following, which are included in other income (expense), net in the Consolidated Statements of Operations: (i) a $23 million gain on sale of a hospital that was in a direct financing lease and (ii) $14 million of expenses incurred for tenant relocation and other costs associated with the demolition of an MOB. The three months ended September 30, 2021 includes the following: (i) a $22 million goodwill impairment charge in connection with our senior housing triple-net and SHOP asset sales which is reported in income (loss) from discontinued operations in the Consolidated Statements of Operations and (ii) recoveries of loan loss reserves recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations. The nine months ended September 30, 2021 also includes the following: (i) $6 million of accelerated recognition of a mark-to-market discount, less loan fees, resulting from prepayments on loans receivable which is included in interest income in the Consolidated Statements of Operations and (ii) an additional $7 million goodwill impairment charge in connection with our senior housing triple-net and SHOP asset sales.

(4) Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations. The amounts are reported net of the associated income tax impact.

Healthpeak Properties, Inc.

Adjusted Funds From Operations
In thousands

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2022	**2021**	**2022**	**2021**
FFO as Adjusted applicable to common shares	$ 233,166	$ 217,471	$ 704,460	$ 650,166
Stock-based compensation amortization expense	4,614	4,436	14,635	13,895
Amortization of deferred financing costs	2,691	2,343	8,069	6,677
Straight-line rents	(12,965)	(8,290)	(36,837)	(23,627)
AFFO capital expenditures	(24,358)	(28,980)	(75,103)	(72,112)
Deferred income taxes	(2,814)	(1,747)	(3,741)	(6,240)
Other AFFO adjustments	(7,020)	(5,494)	(20,545)	(15,181)
AFFO applicable to common shares	193,314	179,739	590,938	553,578
Distributions on dilutive convertible units and other	1,649	1,650	4,945	4,512
Diluted AFFO applicable to common shares	$ **194,963**	$ **181,389**	$ **595,883**	$ **558,090**
Weighted average shares outstanding - diluted AFFO	544,190	544,889	544,852	544,660

The Numbers
Overview[1]

As of and for the quarter and nine months ended September 30, 2022, dollars, square feet, and shares in thousands, except per share data

	3Q22	YTD 2022
Financial Metrics		
Diluted earnings per common share	$0.65	$0.91
Diluted Nareit FFO per common share	$0.42	$1.30
Diluted FFO as Adjusted per common share	$0.43	$1.30
Dividends per common share	$0.30	$0.90
Portfolio Real Estate Revenues[2][3]	$527,957	$1,563,253
Portfolio NOI[2][3]	$294,639	$883,239
Portfolio Cash (Adjusted) NOI[2][3]	$275,416	$821,809
Portfolio Income[2][3]	$281,379	$838,760

	3Q22	% of Total SS	YTD 2022	% of Total YTD SS
Same-Store Cash (Adjusted) NOI Growth				
Life science	5.4%	49.2%	4.8%	47.8%
Medical office	4.9%	41.2%	4.3%	40.6%
CCRC[3][4]	4.1%	9.6%	5.6%	11.6%
Total[4]	**5.1%**	**100.0%**	**4.7%**	**100.0%**

	3Q22		3Q22
Capitalization		**Debt Ratios**	
Common stock outstanding and DownREIT units	544,851	Financial Leverage	34.2%
Total Market Equity	$12,487,985	Secured Debt Ratio	2.0%
Enterprise Debt	$6,630,747	Net Debt to Adjusted EBITDAre	5.3x
		Adjusted Fixed Charge Coverage	5.3x

	Total Portfolio		Operating Portfolio	
	Property Count	Capacity[5]	Capacity	Occupancy[6]
Portfolio Statistics				
Life science	149	12,208 Sq. Ft.	10,820 Sq. Ft.	99.0%
Medical office	297	24,076 Sq. Ft.	24,006 Sq. Ft.	90.0%
CCRC	15	7,280 Units	7,280 Units	82.0%
Other[7]	19	3,354 Units	3,354 Units	77.5%
Total	**480**			

(1) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this Supplemental Report can be found in the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures at https://ir.healthpeak.com/quarterly-results. The contents of this Earnings Release and Supplemental Report are unaudited and totals may not add due to rounding. Throughout this Supplemental Report, segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs and exclusive of noncontrolling interest share in consolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures for further information, including how pro rata information is derived and the limits of such data.

(2) Excludes discontinued operations.

(3) 3Q22 includes $0.2 million and YTD includes $7.6 million of government grants under the CARES Act for our CCRC and Other segments, which is included in Other income (expense), net, and Equity income/(loss) from unconsolidated joint ventures, in our Consolidated Statement of Operations; $0.0 million and $6.8 million of which relates to properties in Same-Store in our CCRC Segment for 3Q22 and year-to-date, respectively.

(4) Excluding government grants received under the CARES Act, Same-Store year-over-year three-month Cash (Adjusted) NOI growth would have been 4.2% for CCRC and 5.1% for Total Portfolio, and the year-to-date Same-Store would have been (1.8%) for CCRC and 3.9% for Total Portfolio.

(5) Total Portfolio Capacity includes estimated capacity upon the completion of Development and Redevelopment projects.

(6) Occupancy for Life science and Medical office is calculated as of the end of the period presented and is based on square feet. Occupancy for CCRC and Other is calculated based on the most recent three-month average available and is based on units. Occupancy excludes assets held for sale.

(7) Our Other non-reportable segment includes nineteen assets in our unconsolidated SWF SH JV.

Portfolio Summary(1)

As of and for the quarter ended September 30, 2022, dollars in thousands, excludes discontinued operations

	Property Count	Weighted Average Age(2)	Portfolio Investment	Portfolio Income
Property Portfolio				
Life science	135	14	$ 7,705,134	$ 139,539
Medical office	289	24	6,120,079	109,678
CCRC	15	31	2,270,573	21,882
Other	19	23	462,219	4,316
	458	**20**	**$ 16,558,005**	**$ 275,416**
Developments				
Life science	7	—	$ 539,096	$ —
Medical office	1	—	258	—
	8	**—**	**$ 539,354**	**$ —**
Redevelopments(3)				
Life science	7	—	$ 375,699	$ —
Medical office	7	—	31,270	—
CCRC	—	—	2,226	—
	14	**—**	**$ 409,195**	**$ —**
Debt Investments				
Seller financing loans	—	—	$ 358,526	$ 5,541
Other	—	—	22,666	422
	—	**—**	**$ 381,192**	**$ 5,964**
Total				
Life science	149	14	$ 8,619,929	$ 139,539
Medical office	297	24	6,151,607	109,678
CCRC	15	31	2,272,800	21,882
Other	19	23	843,411	10,280
	480	**20**	**$ 17,887,746**	**$ 281,379**



PORTFOLIO INCOME(4)

Life science 49.6%
Medical office 39.0%
CCRC 7.8%
Other 3.6%

$281.4M

(1) Excludes discontinued operations. Detailed financial information about discontinued operations are included in the Discussion and Reconciliation of Non-GAAP Financial Measures, which is available in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.
(2) Age is weighted based on current quarter Portfolio Income excluding assets sold or held for sale.
(3) Includes Construction in Process ("CIP") and buildings or portions of buildings placed in Redevelopment. Portfolio Income for Redevelopments is reflected in the Property Portfolio section above.
(4) Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Quarter NOI Summary

For the quarter ended September 30, 2022, dollars in thousands, excludes discontinued operations

PORTFOLIO NOI SUMMARY

	Portfolio NOI				SS Portfolio NOI		
	Portfolio Real Estate Revenues	Portfolio Operating Expenses	Portfolio NOI		SS Portfolio Real Estate Revenues	SS Portfolio Operating Expenses	SS Portfolio NOI
Life science	$ 210,678	$ (55,918)	$ 154,760		$ 169,679	$ (44,944)	$ 124,735
Medical office	176,294	(62,537)	113,756		148,887	(50,727)	98,160
CCRC	122,146	(100,264)	21,882		122,146	(99,914)	22,232
Other	18,839	(14,599)	4,240		—	—	—
	$ 527,957	$ (233,318)	$ 294,639		$ 440,713	$ (195,586)	$ 245,127

PORTFOLIO CASH (ADJUSTED) NOI SUMMARY

	Portfolio Cash (Adjusted) NOI				SS Portfolio Cash (Adjusted) NOI		
	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Portfolio Cash (Adjusted) NOI		SS Portfolio Cash Real Estate Revenues	SS Portfolio Cash Operating Expenses	SS Portfolio Cash (Adjusted) NOI
Life science	$ 195,447	$ (55,908)	$ 139,539		$ 159,202	$ (44,935)	$ 114,266
Medical office	171,514	(61,836)	109,678		145,972	(50,112)	95,860
CCRC	122,146	(100,264)	21,882		122,146	(99,914)	22,232
Other	18,905	(14,589)	4,316		—	—	—
	$ 508,013	$ (232,597)	$ 275,416		$ 427,320	$ (194,962)	$ 232,358

THREE-MONTH SS

	Property Count	% of Total SS based on SS Cash (Adjusted) NOI	SS % of Segment based on Cash (Adjusted) NOI	Year-Over-Year				Sequential			
				Occupancy		Growth		Occupancy		Growth	
				3Q22	3Q21	SS NOI	SS Cash (Adjusted) NOI	3Q22	2Q22	SS NOI	SS Cash (Adjusted) NOI
Life science	118	49%	82%	98.8%	97.5%	6.1%	5.4%	98.8%	98.8%	(0.1%)	0.3%
Medical office	262	41%	87%	91.2%	91.2%	4.3%	4.9%	91.2%	91.4%	1.7%	1.4%
CCRC	15	10%	100%	82.0%	79.5%	7.8%	4.1% [1]	82.0%	81.1%	(6.3%)	(6.3%) [1]
Total	395	100%	84% [2]			5.5%	5.1% [1]			—%	0.1% [1]

(1) Excluding government grants received under the CARES Act, Same-Store year-over-year three-month Cash (Adjusted) NOI growth would have been 4.2% for CCRC and 5.1% for Total Portfolio and Same-Store Sequential three-month Cash (Adjusted) NOI growth would have been (5.5%) for CCRC and 0.2% for Total Portfolio.
(2) Total percent of Segment Portfolio Cash (Adjusted) NOI is inclusive of the Other segment, which is not included in Same-Store.

Year-To-Date NOI Summary

For the nine months ended September 30, 2022, dollars in thousands, excludes discontinued operations

PORTFOLIO NOI SUMMARY

	Portfolio NOI				SS Portfolio NOI		
	Portfolio Real Estate Revenues	Portfolio Operating Expenses	Portfolio NOI		SS Portfolio Real Estate Revenues	SS Portfolio Operating Expenses	SS Portfolio NOI
Life science	$ 615,083	$ (154,481)	$ 460,602		$ 457,818	$ (112,371)	$ 345,448
Medical office	516,595	(182,300)	334,295		412,639	(138,406)	274,234
CCRC	376,161	(300,429)	75,732		375,828	(299,146)	76,681
Other	55,415	(42,804)	12,611		—	—	—
	$ 1,563,253	$ (680,013)	$ 883,239		$ 1,246,285	$ (549,923)	$ 696,363

PORTFOLIO CASH (ADJUSTED) NOI SUMMARY

	Portfolio Cash (Adjusted) NOI				SS Portfolio Cash (Adjusted) NOI		
	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Portfolio Cash (Adjusted) NOI		SS Portfolio Cash Real Estate Revenues	SS Portfolio Cash Operating Expenses	SS Portfolio Cash (Adjusted) NOI
Life science	$ 563,928	$ (154,303)	$ 409,625		$ 428,893	$ (112,193)	$ 316,700
Medical office	503,993	(180,272)	323,721		405,632	(136,717)	268,915
CCRC	376,161	(300,429)	75,732		375,828	(299,146)	76,681
Other	55,588	(42,857)	12,731		—	—	—
	$ 1,499,670	$ (677,861)	$ 821,809		$ 1,210,353	$ (548,056)	$ 662,296

NINE-MONTH SS

	Property Count	% of Total SS based on Cash (Adjusted) NOI	SS % of Segment based on Cash (Adjusted) NOI	Year-Over-Year			
				Occupancy		Growth	
				2022	2021	SS NOI	SS Cash (Adjusted) NOI
Life science	114	48%	77%	98.8%	97.4%	4.9%	4.8%
Medical office	246	41%	83%	91.3%	91.3%	3.8%	4.3%
CCRC	15	12%	100%	81.3%	79.2%	8.5%	5.6% [1]
Total	**375**	**100%**	**81%** [2]			**4.9%**	**4.7%** [1]

(1) Excluding government grants received under the CARES Act, year-to-date Same-Store Cash (Adjusted) NOI growth would have been (1.8%) for CCRC and 3.9% for Total Portfolio.
(2) Total percent of Segment Portfolio Cash NOI is inclusive of the Other segment, which is not included in Same-Store.

Property Count Reconciliations

As of September 30, 2022

PROPERTY COUNT RECONCILIATION

	Life Science	Medical Office	CCRC	Other	Total
Prior Quarter Total Property Count	149	298	15	19	481
Assets sold	—	(2)	—	—	(2)
New Developments	—	1	—	—	1
Current Quarter Total Property Count	149	297	15	19	480
Acquisitions non-Stabilized	(5)	(13)	—	—	(18)
Assets in Development	(7)	(1)	—	—	(8)
Recently completed Developments	(5)	(10)	—	—	(15)
Assets in Redevelopment	(7)	(7)	—	—	(14)
Recently completed Redevelopments	(4)	(4)	—	—	(8)
Assets held for sale	(2)	—	—	—	(2)
Segment exclusions	—	—	—	(19)	(19)
Significant tenant relocation[1]	(1)	—	—	—	(1)
Three-Month SS Property Count	118	262	15	—	395
Acquisitions non-Stabilized	—	(16)	—	—	(16)
Recently completed Developments	(1)	—	—	—	(1)
Significant tenant relocation[1]	(3)	—	—	—	(3)
Nine-Month SS Property Count	114	246	15	—	375

SEQUENTIAL SS

	Life Science	Medical Office	CCRC	Other	Total
Prior Quarter Three-Month SS Property Count	119	247	15	—	381
Acquisitions now Stabilized	—	15	—	—	15
Assets in Redevelopment	(4)	—	—	—	(4)
Prior Development/Redevelopment now Stabilized	1	—	—	—	1
Significant tenant relocation[1]	2	—	—	—	2
Current Quarter Three-Month SS Property Count	118	262	15	—	395

(1) Life science assets removed from Same-Store due to significant tenant relocations from buildings that were in Same-Store to buildings that are not in Same-Store, where the relocation results in increased revenues to the Company.

Capitalization

Dollars and shares in thousands, except price per share data

TOTAL CAPITALIZATION

	September 30, 2022		
	Shares	Value	Total Value
Common stock (NYSE: PEAK)	537,534	$ 22.92	$ 12,320,279
Convertible partnership (DownREIT) units	7,317	22.92	167,706
Total Market Equity	**544,851**		**$ 12,487,985**
Consolidated Debt			6,590,971
Total Market Equity and Consolidated Debt	**544,851**		**$ 19,078,956**
Share of unconsolidated JV debt			39,776
Total Market Equity and Enterprise Debt	**544,851**		**$ 19,118,732**

COMMON STOCK AND EQUIVALENTS

	Shares Outstanding September 30, 2022	Weighted Average Shares Three Months Ended September 30, 2022				Weighted Average Shares Nine Months Ended September 30, 2022			
		Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO	Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO
Common stock	537,534	538,417	538,417	538,417	538,417	539,105	539,105	539,105	539,105
Common stock equivalent securities[1]:									
Restricted stock units	1,778	281	281	281	281	255	255	255	255
Convertible partnership (DownREIT) units	7,317	7,317	7,317	7,317	5,492	5,492	7,317	7,317	5,492
Total common stock and equivalents	**546,629**	**546,015**	**546,015**	**546,015**	**544,190**	**544,852**	**546,677**	**546,677**	**544,852**

(1)　The weighted average shares as of September 30, 2022 represent the current dilutive impact, using the treasury stock method, of 1.8 million restricted stock units and 7.3 million DownREIT units. All 9.1 million shares under ATM forward contracts that had not been settled as of September 30, 2022 were anti-dilutive.

Indebtedness

As of September 30, 2022, dollars in thousands

DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)[1]

| | Bank LOC & Commercial Paper[2] | Senior Unsecured Notes | | Mortgage Debt | | Consolidated Debt | Share of Unconsolidated JV Debt | | Enterprise Debt | |
		Amounts	Rates %	Amounts	Rates %		Amounts[3]	Rates %	Amounts	Rates %
2022	$ —	$ —	—	$ 1,289	3.80	$ 1,289	$ 121	2.98	$ 1,409	3.73
2023	—	—	—	90,089	3.80	90,089	497	2.98	90,586	3.80
2024	—	—	—	7,024	5.49	7,024	38,861	3.80	45,885	4.06
2025	—	800,000	3.93	3,209	3.80	803,209	—	—	803,209	3.93
2026	1,585,333	650,000	3.39	244,523	4.48	2,479,856	—	—	2,479,856	3.51
2027	—	450,000	1.54	366	5.91	450,366	—	—	450,366	1.54
2028	—	500,000	2.36	—	—	500,000	—	—	500,000	2.36
2029	—	650,000	3.65	—	—	650,000	—	—	650,000	3.65
2030	—	750,000	3.14	—	—	750,000	—	—	750,000	3.14
2031	—	600,000	3.10	—	—	600,000	—	—	600,000	3.10
Thereafter	—	300,000	6.91	—	—	300,000	—	—	300,000	6.91
	$ 1,585,333	$ 4,700,000		$ 346,500		$ 6,631,833	$ 39,479		$ 6,671,311	
Premiums, (discounts), and debt issuance costs, net	—	(42,349)		1,487		(40,862)	297		(40,565)	
	$ 1,585,333	$ 4,657,651		$ 347,987		$ 6,590,971	$ 39,776		$ 6,630,746	
Weighted average interest rate %	3.41	3.39		4.35		3.44	3.63		3.44	
Weighted average maturity in years	3.3	6.4		3.2		5.5	1.8		5.5	

(1) In August 2022, the Company closed two new senior unsecured delayed draw term loans (the "Term Loan Facilities") in an aggregate principal amount of up to $500 million, with initial stated maturities of 4.5 years (plus 1-year extension option at the Company's discretion) and 5 years, and an interest rate of adjusted SOFR plus 85 basis points based on the Company's current credit ratings. The Company also executed forward-starting swaps in August 2022 that fix the interest rate at a blended contractual rate of 3.5%. In October 2022, the entirety of the $500 million under the Term Loan Facilities was drawn, and proceeds were used to repay commercial paper borrowings.

(2) The Company has a $3.0 billion unsecured revolving line of credit facility (the "Revolving Facility") that matures on January 20, 2026 and contains two six-month extension options. It accrues interest at LIBOR plus 75 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating. Commercial paper borrowings are backstopped by the Revolving Facility. As such, we calculate the weighted average remaining term of our commercial paper borrowings using the maturity date of the Revolving Facility.

(3) Reflects pro rata share of mortgage debt in our unconsolidated JVs.

Indebtedness

As of September 30, 2022, dollars in thousands

DEBT STRUCTURE

| | | | | | Weighted Average | |
| | | | | |---|---|
		Balance	% of Total		Rates %	Years to Maturity
Secured	Fixed rate	$ 371,309	6		4.22	3.1
	Floating rate	14,669	—		5.92	2.2
	Combined	**$ 385,978**	**6**		**4.29**	**3.0**
Unsecured	Fixed rate	4,700,000	71		3.39	6.4
	Floating rate[1][2]	1,585,333	24		3.41	3.3
	Combined	**$ 6,285,333**	**94**		**3.39**	**5.6**
Total	Fixed rate	5,071,309	76		3.45	6.1
	Floating rate[1][2]	1,600,002	24		3.42	3.3
	Combined	**$ 6,671,311**	**100**		**3.44**	**5.5**
	Premiums, (discounts), and debt issuance costs, net	(40,565)				
	Enterprise Debt	**$ 6,630,746**				

FINANCIAL COVENANTS[3]

| | Bank Line of Credit | |
| |---|---|
	Requirement	Actual Compliance
Leverage Ratio	No greater than 60%	35%
Secured Debt Ratio	No greater than 40%	2%
Unsecured Leverage Ratio	No greater than 60%	38%
Fixed Charge Coverage Ratio (12 months)	No less than 1.50x	5.8x
Tangible Net Worth ($ billions)	No less than $7.7B	$10.5B

CREDIT RATINGS (SENIOR UNSECURED DEBT)

Moody's	Baa1 (Stable)
S&P Global	BBB+ (Stable)
Fitch	BBB+ (Stable)

(1)   Includes short term commercial paper borrowings that are backstopped by the Revolving Facility.
(2)   In August 2022, the Company closed two new senior unsecured delayed draw term loans (the "Term Loan Facilities") in an aggregate principal amount of up to $500 million that bear an interest rate of adjusted SOFR plus 85 basis points based on the Company's current credit ratings. The Company also executed forward-starting swaps in August 2022 that fix the interest rate at a blended contractual rate of 3.5%. In October 2022, the entirety of the $500 million under the Term Loan Facilities was drawn, and proceeds were used to repay commercial paper borrowings. The Company expects to receive proceeds of $308.5 million related to equity forward contracts, further assumed to be used to repay commercial paper borrowings. Pro forma for these transactions and contemplated repayment, floating rate debt would represent 12% of total debt outstanding.
(3)   Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used within the Debt Ratios section of this document.

Investment Summary

As of and for the nine months ended September 30, 2022, dollars and square feet in thousands

INVESTMENT SUMMARY

	MSA	Date	Capacity	Property Count	Property Type	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2022
ACQUISITIONS							
67 Smith Place land parcel	Boston, MA	January	—	—	Life science	$ —	$ 72,000
Vista Sorrento land parcel	San Diego, CA	January	—	—	Life science	—	24,000
Webster	Houston, TX	March	95 Sq. Ft.	2	Medical office	—	43,000
Northwest Medical Plaza	Fayetteville, AR	May	68 Sq. Ft.	1	Medical office	—	25,700
OTHER INVESTMENTS							
Development fundings						118,315	298,545
Redevelopment fundings						48,374	92,087
Loan fundings						16	1,502
Total				**3**		**$ 166,705**	**$ 556,834**

REAL ESTATE HELD FOR SALE

Property Type	Capacity	Property Count	Projected Sales Price
Life science	166 Sq. Ft.	2	115,000
Total		**2**	**$ 115,000**

DISPOSITIONS

	Date	Capacity	Property Count	Property Type	Sales Price	Trailing Cash Yield[1]
Myriad IV	January	70 Sq. Ft.	1	Life science	$ 14,250	
Frye Regional Medical Center	February	257 Sq. Ft.	1	Medical office	67,625	
SWG MOB	April	59 Sq. Ft.	1	Medical office	13,750	
Stansbury Health Center	May	22 Sq. Ft.	1	Medical office	5,480	
Fort Worth land parcel	June	N/A	—	Medical office	900	
Kindred Hospital Dallas	June	81 Sq. Ft.	1	Medical office	6,500	
Red Oak MOB	July	53 Sq. Ft.	1	Medical office	1,000	
Westpark Plaza MOB	July	69 Sq. Ft.	1	Medical office	7,500	
South San Francisco Pointe Grand JV[2]	August	N/A	N/A	Life science	125,934	
Total			**7**		**$ 242,939**	**8.1%**

(1) Represents the weighted average yield calculated using Cash (Adjusted) NOI for the twelve month period prior to sale for dispositions.
(2) Sales price of $125.9 million represents 30% share of the $419.8 million South San Francisco Pointe Grand portfolio.

Developments | In Process

As of September 30, 2022, dollars and square feet in thousands

DEVELOPMENT PROJECTS IN PROCESS

Project[1]	MSA	Property Count		CIP[2]		Cost to Complete[2]		Total at Completion	Total Project Capacity (Sq. Ft.)	% of Total Project Leased	Project Start	Initial Occupancy[3]
Life Science												
101 CambridgePark Drive	Boston, MA	1	$	142,455	$	33,902	$	176,357	161	98	3Q20	4Q22
Nexus on Grand	San Francisco, CA	1		105,018		57,264		162,282	148	100	1Q21	2Q23
Sorrento Gateway	San Diego, CA	1		66,004		50,765		116,769	163	100	2Q21	2Q23
Callan Ridge[4]	San Diego, CA	2		75,185		65,109		140,294	185	100	3Q21	3Q23
Vantage - Phase I[4][5]	San Francisco, CA	2		150,434		287,753		438,187	343	45	4Q21	4Q23
		7	**$**	**539,096**	**$**	**494,793**	**$**	**1,033,889**	**1,000**	**81**		
Medical Office												
Savannah	Savannah, GA	1	$	258	$	32,660	$	32,918	70	53	3Q22	2Q24
		1	**$**	**258**	**$**	**32,660**	**$**	**32,918**	**70**	**53**		
Total		**8**	**$**	**539,354**	**$**	**527,453**	**$**	**1,066,807**	**1,070**	**79**		

Projected stabilized yields typically range from 6.0% - 8.0%

(1) The final property at the Shore at Sierra Point - Phase II completed in 3Q22. Total capacity and Development cost of the project were 298,000 square feet and $341 million, respectively, including 66,000 square feet / $68 million placed in service in 4Q21, 36,000 square feet / $40 million placed in service in 1Q22, 160,000 square feet / $184 million placed in service in 2Q22 and 36,000 square feet / $49 million placed in service in 3Q22. During the quarter, The Shore at Sierra Point – Phase II generated non-stabilized Portfolio NOI and Portfolio Cash (Adjusted) NOI of $5.0 and $4.4 million, respectively.
(2) Includes lease commissions and tenant improvements incurred to date, and projected lease commissions through Occupancy.
(3) Initial Occupancy is generally reflective of revenue recognition commencement, which may not coincide with the start of cash rental payments. Cash rental payments generally occur three to six months following Initial Occupancy.
(4) For multiple building projects, Initial Occupancy is reflective of the first tenant's occupancy date. Initial Occupancy for subsequent buildings can often follow by six to twelve months.
(5) Amounts in the table above exclude 40,000 square feet related to the amenity building and include $84 million of construction cost related to the amenity building. We expect tenants to pay rent on their pro rata share of the amenity building based on the total campus' capacity.

Redevelopments and Land Held for Development

As of September 30, 2022, dollars and square feet in thousands; includes JV projects at share

REDEVELOPMENT PROJECTS IN PROCESS

				Incremental Costs				
Project[1]	MSA	Property Type	Property Count	CIP[2]	Cost to Complete[2]	Total	Project Start	Estimated Completion Date
600 Broadway	Seattle, WA	Medical office	1	$ 15,202	$ 2,092	$ 17,294	3Q21	4Q22
Swedish II and III	Denver, CO	Medical office	2	8,229	8,696	16,925	3Q21	2Q23
Woodlake	Los Angeles, CA	Medical office	1	5,679	4,642	10,321	4Q21	1Q23
2201 Medical Plaza	Nashville, TN	Medical office	1	664	15,839	16,503	2Q22	4Q23
Atrium	Nashville, TN	Medical office	1	471	15,315	15,786	2Q22	4Q23
One Forest	Dallas, TX	Medical office	1	1,025	13,290	14,315	2Q22	4Q23
1150 Veterans	San Francisco, CA	Life science	1	20,254	23,999	44,253	1Q22	4Q22
Sierra Point Towers[3]	San Francisco, CA	Life science	1	24,957	40,869	65,826	1Q22	4Q22 / 1Q25
65 Hayden	Boston, MA	Life science	1	1,920	10,880	12,800	2Q22	4Q22
Pointe Grand[4]	San Francisco, CA	Life science	4	1,170	103,817	104,987	3Q22	3Q23 - 3Q24
Village at Gleannloch Farms[5]	Houston, TX	CCRC	—	2,226	4,844	7,070	2Q22	1Q23
			14	**$ 81,797**	**$ 244,283**	**$ 326,080**		

Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9.0% to 12.0%

LAND HELD FOR DEVELOPMENT

Project	MSA	Property Type	Gross Site Acreage	Currently Entitled Rentable Sq. Ft./ Units	Original Investment	Incremental Investment[6]	Investment to Date
Vantage - Remaining Phases[7]	San Francisco, CA	Life science	12	502 Sq. Ft.	$ 129,154	$ 5,007	$ 134,161
West Cambridge Alewife[8]	Boston, MA	Life science	22	N/A	289,122	9,358	298,480
Vista Sorrento	San Diego, CA	Life science	10	N/A	43,850	1,443	45,293
Remaining[9]	Various	Various	27	N/A	108,655	13,791	122,445
			72		**$ 570,781**	**$ 29,599**	**$ 600,379**

Excludes approximately 1 million square feet of adjacent land development opportunities at our life science and medical office campuses, along with significant developable land at our existing CCRC campuses.

(1) During the quarter, Stone Oak was completed and placed in service.
(2) Includes lease commissions and tenant improvements incurred to date, and projected lease commissions through Occupancy.
(3) Includes a two phase redevelopment with Phase I expected to complete 4Q22 and Phase II in 1Q25.
(4) Includes four of seven buildings that are part of our newly formed JV in our Pointe Grand campus. The remaining buildings are expected to enter redevelopment in 2023.
(5) The Village at Gleannloch Farms redevelopment (VGF) represents the construction of 12 cottages as part of densification of our adjacent land within our existing VGF campus.
(6) Includes capitalized interest, entitlement and pre-construction costs.
(7) With revised zoning, we expect to entitle the balance of our Vantage project for upwards of 1.3 million square feet.
(8) Excludes 15 acres and $336 million, which are currently included in our operating portfolio and may be densified in the future.
(9) Includes 8 acres as part of our Atlantic Health acquisition, 9 acres as part of the Needham land parcel JV at our 37.5% share, and 9 acres as part of our Towers at Sierra Point land parcel.

Capital Expenditures[1][2]

For the three and nine months ended September 30, 2022, dollars in thousands, except per unit/square foot, excludes discontinued operations

THIRD QUARTER	Life Science	Medical Office	CCRC	Other	Total
Portfolio at share					
Recurring capital expenditures	$ 3,172	$ 3,409	$ 4,417	$ 1,098	$ 12,096
Tenant improvements - 2nd generation	1,805	4,139	—	—	5,943
Lease commissions - 2nd generation	1,894	3,871	—	—	5,765
AFFO capital expenditures[3]	$ 6,870	$ 11,418	$ 4,417	$ 1,098	$ 23,804
Revenue enhancing capital expenditures	4,600	22,933	10,517	983	39,033
Casualty related capital expenditures	—	—	—	486	486
Initial Capital Expenditures ("ICE")	—	1,720	—	—	1,720
Development[4]	117,730	585	—	—	118,315
Redevelopment[4]	32,367	14,607	1,401	—	48,374
Capitalized interest	10,349	550	12	—	10,911
Total capital expenditures	$ 171,916	$ 51,813	$ 16,347	$ 2,568	$ 242,644
Recurring capital expenditures per unit/sq. ft.	$0.29 per Sq. Ft.	$0.15 per Sq. Ft.	$614 per Unit	$612 per Unit	

YTD	Life Science	Medical Office	CCRC	Other	Total
Portfolio at share					
Recurring capital expenditures	$ 5,459	$ 9,123	$ 10,352	$ 2,621	$ 27,554
Tenant improvements - 2nd generation	9,681	21,485	—	—	31,167
Lease commissions - 2nd generation	5,219	8,778	—	—	13,996
AFFO capital expenditures[3]	$ 20,359	$ 39,386	$ 10,352	$ 2,621	$ 72,717
Revenue enhancing capital expenditures	22,300	51,786	26,790	2,424	103,300
Casualty related capital expenditures	—	—	—	1,034	1,034
Initial Capital Expenditures ("ICE")	—	5,484	—	—	5,484
Development[4]	293,204	5,342	—	—	298,545
Redevelopment[4]	49,081	40,797	2,209	—	92,087
Capitalized interest	25,935	1,606	17	—	27,559
Total capital expenditures	$ 410,879	$ 144,401	$ 39,368	$ 6,078	$ 600,726
Recurring capital expenditures per unit/sq. ft.	$0.50 per Sq. Ft.	$0.41 per Sq. Ft.	$1,420 per Unit	$1,460 per Unit	

(1) Excludes corporate capitalized expenses such as IT systems, furniture, fixtures and equipment at corporate or satellite offices, etc.
(2) A reconciliation to our Consolidated Statement of Cash Flows can be found in the Discussion and Reconciliation of Non-GAAP Financial Measures document located at https://ir.healthpeak.com/quarterly-results.
(3) Includes AFFO capital expenditures on unconsolidated JVs for the quarter of $1.4 million and $3.1 million year-to-date. Excludes noncontrolling interest share of AFFO capital expenditures on consolidated joint ventures for the quarter of $0.6 million and $1.4 million year-to-date, which are included in the Other AFFO adjustments line item of the Adjusted Funds From Operations reconciliation.
(4) Development and Redevelopment include related tenant improvements and lease commissions.

Portfolio Diversification

As of and for the quarter ended September 30, 2022, dollars in thousands, excludes discontinued operations

PORTFOLIO INCOME BY MSA

MSA	Property Count[1]	Life Science	Medical Office	CCRC	Other	Total	% of Total
San Francisco, CA	82	$ 85,333	$ 795	$ —	$ —	$ 86,128	31
Boston, MA	20	30,064	712	—	—	30,776	11
San Diego, CA	38	21,267	668	—	—	21,935	8
Dallas, TX	35	—	20,961	—	235	21,195	8
Houston, TX	40	—	8,738	1,336	2,514	12,587	4
Philadelphia, PA	6	—	4,824	4,173	—	8,996	3
Tampa, FL	7	—	651	7,134	—	7,785	3
Seattle, WA	7	—	6,971	—	—	6,971	2
Nashville, TN	17	—	6,712	—	—	6,712	2
Denver, CO	20	—	5,482	—	502	5,984	2
Louisville, KY	11	—	4,878	—	—	4,878	2
Remaining	189	2,875	48,286	9,239	1,066	61,467	22
Portfolio Cash (Adjusted) NOI	**472**	**$ 139,539**	**$ 109,678**	**$ 21,882**	**$ 4,316**	**$ 275,416**	**98**
Interest income	—	—	—	—	5,964	5,964	2
Portfolio Income	**472**	**$ 139,539**	**$ 109,678**	**$ 21,882**	**$ 10,280**	**$ 281,379**	**100**

(1) Excludes eight properties in Development.

Life Science

As of and for the quarter ended September 30, 2022, dollars and square feet in thousands

INVESTMENTS[1][2]

MSA	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Total Square Feet	Occupancy %	Annualized Base Rent %
San Francisco, CA	81	$ 4,052,861	$ 85,333	5,361	99.0	60.3
Boston, MA	19	2,222,859	30,064	2,474	98.8	21.5
San Diego, CA	36	1,297,534	21,267	2,579	98.9	17.0
Remaining	6	131,880	2,875	406	100.0	1.2
	142	**$ 7,705,134**	**$ 139,539**	**10,820**	**99.0**	**100.0**

SAME-STORE

	3Q21	4Q21	1Q22	2Q22	3Q22
Property Count	118	118	118	118	118
Portfolio Investment	$ 6,248,127	$ 6,261,355	$ 6,228,313	$ 6,242,357	$ 6,383,283
Square Feet	8,981	8,981	8,981	8,981	9,039
Occupancy %	97.5	96.7	98.5	98.8	98.8
Portfolio Real Estate Revenues	$ 156,521	$ 154,550	$ 160,190	$ 164,967	$ 169,679
Portfolio Operating Expenses	(38,924)	(37,062)	(39,431)	(40,158)	(44,944)
Portfolio NOI	**$ 117,597**	**$ 117,488**	**$ 120,759**	**$ 124,809**	**$ 124,735**
Portfolio Cash Real Estate Revenues	$ 147,371	$ 146,017	$ 150,441	$ 154,084	$ 159,202
Portfolio Cash Operating Expenses	(38,914)	(37,053)	(39,271)	(40,149)	(44,935)
Portfolio Cash (Adjusted) NOI	**$ 108,456**	**$ 108,964**	**$ 111,170**	**$ 113,935**	**$ 114,266**
Portfolio Cash (Adjusted) NOI Margin %	73.6	74.6	73.9	73.9	71.8
Pro Forma Portfolio Cash (Adjusted) NOI Margin %[3]	96.3	96.2	96.2	96.4	95.5
			Year-Over-Year Three-Month SS Growth %		**5.4%**

(1) Properties that are held for sale are included in property count, Investment, Cash (Adjusted) NOI, and square feet but are excluded from Occupancy.
(2) Excludes seven properties that are in Development.
(3) Approximately 90% of operating expenses reported above are recoverable from tenants and are reported gross in both Portfolio Cash Real Estate Revenues and Portfolio Cash Operating Expenses. Pro Forma Portfolio Cash (Adjusted) NOI Margin % has been adjusted to remove recoverable expenses from both revenue and expenses.

Life Science

As of September 30, 2022, dollars and square feet in thousands

TENANT CONCENTRATION[1]

Parent Name	Market Cap (in millions)	Weighted Average Remaining Lease Term in Years	Leased Square Feet		Annualized Base Rent[2]	
			Amount	% of Total	Amount	% of Total
Amgen	$ 120,573	1.9	624	6	$ 50,811	9
Johnson & Johnson	429,503	6.2	349	3	19,702	3
Bristol-Myers Squibb	151,795	7.0	242	2	16,032	3
Arcus Biosciences	1,888	9.3	246	2	13,845	2
Pfizer[3]	245,597	7.1	180	2	13,239	2
Nkarta	640	10.6	130	1	11,669	2
AstraZeneca[4]	173,322	4.3	180	2	11,363	2
General Atomics	Private	7.0	702	7	10,954	2
Denali Therapeutics	3,786	6.6	148	1	10,817	2
Rigel[5]	204	0.3	147	1	10,519	2
Myriad Genetics	1,539	3.4	288	3	9,827	2
Sorrento Therapeutics	695	16.3	211	2	9,605	2
Allogene Therapeutics	1,553	9.5	131	1	9,288	2
Nuvasive	2,281	12.4	252	2	8,965	2
Fog Pharmaceuticals	Private	8.4	122	1	8,505	1
Pacira	2,437	7.7	174	2	8,501	1
Adverum[6]	94	9.3	120	1	7,842	1
Astellas Pharma	24,130	3.1	136	1	7,753	1
ElevateBio	Private	7.4	142	1	7,644	1
Takeda	40,369	6.1	184	2	7,514	1
Remaining		6.7	5,813	55	317,441	56
		6.7	**10,520**	**100**	**$571,835**	**100**

ANNUALIZED BASE RENT[2]



$572M

- Small Cap Biotech 14%
- Private Biotech 17%
- Pharma 15%
- Mid Cap Biotech 22%
- Large Cap Biotech 14%
- Medical Device 7%
- R&D / University 6%
- Office 4%
- Tech & Other 1%

PEAK publicly-traded biotech classification criteria:

- Large Cap: market cap > $10B
- Mid Cap: market cap between $10B and $500M
- Small Cap: market cap < $500M

(1) Excludes two assets held for sale at September 30, 2022.
(2) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(3) Includes 164,000 square feet with Global Blood Therapeutics, which was acquired by Pfizer in October 2022.
(4) Includes 24,000 square feet with LogicBio Therapeutics, which AstraZeneca is under contract to acquire.
(5) Rigel lease expires in January 2023 and has been 100% re-leased to a large cap credit tenant.
(6) Adverum has a cash balance of $235.8 million as of June 30, 2022.

Life Science

As of September 30, 2022, dollars and square feet in thousands

LEASE EXPIRATION DATA[1]

Year	Total Leased Square Feet	%	Annualized Base Rent[2]	%	San Francisco Leased Square Feet	Annualized Base Rent[2]	Boston Leased Square Feet	Annualized Base Rent[2]	San Diego Leased Square Feet	Annualized Base Rent[2]	Remaining Leased Square Feet	Annualized Base Rent[2]
2022[3][4]	203	2	$ 11,581	2	200	$ 11,579	—	$ —	2	$ 2	—	$ —
2023[4]	497	5	27,245	5	285	17,600	22	779	189	8,866	—	—
2024[4]	461	4	30,584	5	430	28,862	—	—	32	1,722	—	—
2025	1,185	11	52,698	9	474	26,854	105	5,384	521	17,304	85	3,157
2026	541	5	22,934	4	310	17,377	24	1,092	207	4,465	—	—
2027	1,561	15	72,659	13	669	43,603	509	15,485	229	9,948	154	3,623
2028	689	7	36,525	6	177	11,697	507	24,546	5	283	—	—
2029	851	8	52,246	9	544	34,245	307	18,001	—	—	—	—
2030	1,198	11	79,453	14	678	47,885	345	23,067	174	8,501	—	—
2031	1,415	13	77,111	13	748	45,642	313	21,881	354	9,588	—	—
Thereafter	1,919	18	108,796	19	792	59,444	291	12,837	836	36,515	—	—
	10,520	100	$ 571,835	100	5,308	$ 344,789	2,422	$ 123,072	2,550	$ 97,194	240	$ 6,780

(1) Excludes two assets held for sale at September 30, 2022.
(2) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(3) Includes month-to-month and holdover leases.
(4) Leased square feet for 2022, 2023, and 2024 includes 172,000, 201,000, and 189,000, respectively, related to the Oyster Point and Pointe Grand campuses, which are planned to undergo Redevelopment. The table excludes 232,000 square feet for four properties in the Pointe Grand campus that are currently in Redevelopment.



The Boardwalk (Amenities)
San Diego, CA

Life Science

As of September 30, 2022, dollars and square feet in thousands, presented at 100%

3Q22 LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents	Tenant Improvements per Sq. Ft.[1]	Leasing Costs per Sq. Ft.[1]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of June 30, 2022	**10,580**	**$ 53.72**					
Developments placed in service	36	83.40					
Redevelopments placed in service	88	91.80					
Properties placed in (re)development	(221)	54.08					
Expirations	(77)	66.42					
Renewals	51	96.34	30.5	$ 0.10	$ 0.69	25	64.2%
New leases	181	60.18		4.47	1.99	51	
Terminations	(118)	62.58					
Leased Square Feet as of September 30, 2022	**10,520**	**$ 54.36**					

YEAR-TO-DATE LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents	Tenant Improvements per Sq. Ft.[1]	Leasing Costs per Sq. Ft.[1]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of December 31, 2021	**10,257**	**$ 51.45**					
Assets Held for Sale	(166)	33.84					
Developments placed in service	458	67.73					
Redevelopments placed in service	163	79.42					
Properties placed into (re)development	(409)	57.20					
Expirations	(344)	67.34					
Renewals	163	95.06	29.0	$ 0.03	$ 1.66	39	64.2%
New leases	577	65.82		6.62	2.41	93	
Terminations	(179)	62.58					
Leased Square Feet as of September 30, 2022	**10,520**	**$ 54.36**					

(1) Average cost per lease year.

Life Science

As of and for the quarter ended September 30, 2022, dollars and square feet in thousands

LEASE TYPE

	Annualized Base Rent					
	San Francisco	Boston	San Diego	Remaining	Total	% of Total
Triple-Net[1]	$ 322,570	$ 105,713	$ 92,238	$ 6,780	$ 527,301	92.2
Base Year[2]	21,607	17,224	3,851	—	42,682	7.5
Gross[3]	612	135	1,106	—	1,853	0.3
Total	**$ 344,789**	**$ 123,072**	**$ 97,194**	**$ 6,780**	**$ 571,835**	**100.0**

OWNERSHIP TYPE

	Total Square Feet						
	San Francisco	Boston	San Diego	Remaining	Total	% of Total	Weighted Average Remaining Lease Term
Ground Lease	—	20	—	240	260	2.4	30 [4]
Fee Simple	5,361	2,454	2,579	166	10,560	97.6	
Total	**5,361**	**2,474**	**2,579**	**406**	**10,820**	**100.0**	

CONTRACTUAL LEASE ESCALATORS

	Annualized Base Rent	% of Annualized Base Rent	Escalator %
Fixed	$ 565,055	98.8	3.2
CPI	6,780	1.2	8.3 [5]
Total	**$ 571,835**	**100.0**	**3.3**

(1) Includes net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(2) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.
(3) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(4) Includes renewal options.
(5) Includes both pure CPI leases and leases with a CPI floor averaging 2%. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

Medical Office

As of and for the quarter ended September 30, 2022, dollars and square feet in thousands

PORTFOLIO BY MARKET[(1)]

					Total Square Feet						
					On-campus		Off-campus[(2)]		Total		
MSA	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Occupancy %	Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	% of Total
Dallas, TX	33	$ 875,167	$ 20,961	92.3	2,067	1,459	209	54	2,276	1,513	16
Houston, TX	32	511,310	8,738	84.8	1,660	1,421	236	—	1,897	1,421	14
Seattle, WA	7	286,766	6,971	96.6	674	39	—	—	674	39	3
Nashville, TN	17	297,574	6,712	85.3	1,512	10	119	—	1,631	10	7
Denver, CO	16	347,453	5,482	82.8	1,079	—	35	—	1,114	—	5
Louisville, KY	11	241,115	4,878	95.7	668	17	447	—	1,115	17	5
Philadelphia, PA	4	434,958	4,824	77.4	694	—	436	144	1,129	144	5
Phoenix, AZ	13	235,236	4,169	92.1	519	70	281	—	800	70	4
Miami, FL	11	145,884	2,956	88.8	543	—	—	30	543	30	2
Salt Lake City, UT	10	125,279	2,645	90.6	434	—	130	7	564	7	2
Kansas City, MO	6	126,581	2,591	90.9	351	89	—	8	351	97	2
New York, NY	3	165,984	2,300	100.0	—	—	139	397	139	397	2
Greenville, SC	14	156,819	2,160	100.0	232	560	—	51	232	611	4
Minneapolis, MN	5	125,729	1,735	92.2	228	—	—	81	228	81	1
Indianapolis, IN	5	119,416	1,531	94.8	214	46	39	—	253	46	1
Ogden, UT	8	87,272	1,512	86.6	338	—	—	60	338	60	2
Washington, DC	4	99,586	1,509	81.1	55	29	186	—	242	29	1
Fresno, CA	1	59,689	1,344	100.0	—	56	—	—	—	56	—
Colorado Springs, CO	2	34,038	1,200	100.0	118	79	—	—	118	79	1
Los Angeles, CA	4	83,278	1,131	86.6	161	—	66	—	227	—	1
Remaining	90	1,560,946	24,330	92.4	2,677	1,398	636	716	3,313	2,114	23
	296	**$ 6,120,079**	**$ 109,678**	**90.0**	**14,224**	**5,273**	**2,961**	**1,547**	**17,185**	**6,821**	**100**

(1) Excludes one property that is in Development.
(2) Includes medical office buildings that are off-campus, adjacent (within 0.25 miles of a hospital campus) and anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

Medical Office | Same-Store

As of and for the quarter ended September 30, 2022, dollars and square feet in thousands

SAME-STORE

	3Q21	4Q21	1Q22	2Q22	3Q22
Property Count	262	262	262	262	262
Portfolio Investment	$ 4,991,737	$ 5,031,055	$ 5,057,280	$ 5,084,817	$ 5,119,960
Square Feet	20,971	20,971	20,966	20,973	20,978
Occupancy %	91.2	91.5	91.6	91.4	91.2
Portfolio Real Estate Revenues	$ 141,919	$ 141,965	$ 144,649	$ 145,654	$ 148,887
Portfolio Operating Expenses	(47,832)	(47,969)	(48,476)	(49,150)	(50,727)
Portfolio NOI	**$ 94,087**	**$ 93,996**	**$ 96,173**	**$ 96,504**	**$ 98,160**
Portfolio Cash Real Estate Revenues	$ 138,541	$ 138,902	$ 141,733	$ 143,036	$ 145,972
Portfolio Cash Operating Expenses	(47,171)	(47,343)	(47,856)	(48,530)	(50,112)
Portfolio Cash (Adjusted) NOI	**$ 91,370**	**$ 91,559**	**$ 93,877**	**$ 94,506**	**$ 95,860**
Portfolio Cash (Adjusted) NOI Margin %	66.0	65.9	66.2	66.1	65.7
Pro Forma Portfolio Cash (Adjusted) NOI Margin %(1)	78.6	78.9	79.1	79.6	79.3
			Year-Over-Year Three-Month SS Growth %		**4.9%**

(1) Approximately 50% of operating expenses reported above are recoverable from tenants and are reported gross in both Portfolio Cash Real Estate Revenues and Portfolio Cash Operating Expenses. Pro Forma Portfolio Cash (Adjusted) NOI Margin % has been adjusted to remove recoverable expenses from both revenue and expenses.

Thornton MOB
Thornton, CO



9195 GRANT ST.

Medical Office

As of and for the quarter ended September 30, 2022, square feet in thousands

SQUARE FEET BY HEALTH SYSTEM

| Health System | Property Count | Credit Rating | Total Square Feet | | | | | % of Total | % Directly Leased by Health System | Weighted Average Remaining Lease Term |
			On-Campus	Adjacent[1]	Anchored[1]	Unaffiliated Off-Campus	Total			
HCA	116	Baa3	9,594	183	318	—	10,095	42.1	24.9	4.1
Memorial Hermann	16	A1	1,709	—	83	—	1,791	7.5	4.1	3.8
Norton Healthcare	10	—	685	328	—	—	1,013	4.2	2.8	4.7
Community Health Systems	16	B3	976	—	—	—	976	4.1	4.7	7.4
Prisma Health System	14	A3	792	—	51	—	843	3.5	2.1	5.9
Thomas Jefferson Univ Hospital	1	A2	694	—	—	—	694	2.9	1.9	4.1
Providence Health & Services	6	A1	610	—	—	—	610	2.5	1.2	1.9
Steward Health	7	—	540	—	—	—	540	2.2	0.9	2.5
Atlantic Health	3	Aa3	—	—	537	—	537	2.2	2.7	10.0
HonorHealth	9	A2	421	107	—	—	528	2.2	0.8	4.1
UPENN Health System	1	Aa3	—	436	—	—	436	1.8	1.0	7.3
Tenet Healthcare	4	B1	295	—	90	—	384	1.6	0.6	4.9
Encompass Health	4	Ba3	310	—	—	—	310	1.3	1.6	1.7
Orlando Health	2	A2	289	—	—	—	289	1.2	0.3	4.8
Ascension Health	5	Aa2	119	—	94	—	213	0.9	0.7	5.3
CommonSpirit	3	Baa1	171	32	—	—	203	0.8	1.0	3.5
Bon Secours Mercy Health	4	A1	60	—	134	—	194	0.8	0.5	4.7
Baylor Scott & White Health	3	Aa3	138	—	49	—	187	0.8	0.4	1.7
Franciscan Alliance	2	Aa3	180	—	—	—	180	0.8	0.8	3.4
Medical Univ of South Carolina	3	Aa3	172	—	—	—	172	0.7	0.9	9.3
Remaining - credit rated	36		1,162	292	680	—	2,134	8.9		
Remaining - not credit rated	31		580	91	409	596	1,676	7.0		
Total	**296**		**19,497**	**1,469**	**2,443**	**596**	**24,006**	**100.0**	**54.0**	**4.5**
% of Total			**81.2**	**6.1**	**10.2**	**2.5**				
Total Healthcare Affiliated					**97.5%**					

(1) Denotes whether the medical office building is adjacent (within 0.25 miles) to a hospital campus or anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

Medical Office

As of and for the quarter ended September 30, 2022, dollars and square feet in thousands

LEASE EXPIRATION DATA

Year	Total Leased Square Feet	%	Annualized Base Rent[1]	%	On-Campus Leased Square Feet	Annualized Base Rent[1]	Off-Campus Leased Square Feet	Annualized Base Rent[1]
2022[2]	939	4.3	$ 27,254	5.2	844	$ 24,566	94	$ 2,687
2023	2,060	9.5	53,792	10.2	1,683	44,409	378	9,383
2024	2,705	12.5	76,896	14.6	2,233	63,558	472	13,338
2025	4,686	21.6	93,356	17.7	4,406	85,869	279	7,487
2026	1,851	8.6	49,639	9.4	1,557	42,171	294	7,469
2027	1,652	7.6	43,108	8.2	1,305	34,158	347	8,950
2028	1,899	8.8	37,476	7.1	1,689	32,462	211	5,013
2029	1,081	5.0	27,079	5.1	834	21,535	246	5,544
2030	1,127	5.2	29,671	5.6	775	21,162	352	8,508
2031	1,588	7.3	37,433	7.1	1,205	27,022	382	10,411
Thereafter	2,056	9.5	51,053	9.7	1,055	28,007	1,001	23,046
	21,643	**100**	**$ 526,756**	**100**	**17,587**	**$ 424,920**	**4,057**	**$ 101,836**

MATERIAL NEAR-TERM PURCHASE OPTIONS

Maturity Year	Option Date[3]	Name	Property Count	MSA	Property Type	Annualized Base Rent[1]	Cash (Adjusted) NOI	Option Price
2026	10/2025	Innovation	1	San Diego, CA	Medical office	$ 2,279	$ 1,450	$ 31,700

(1) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(2) Includes month-to-month and holdover leases.
(3) Reflects the earliest point at which the purchase option can be exercised.

Medical Office

As of September 30, 2022, dollars and square feet in thousands, presented at 100%

3Q22 LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[1]	Tenant Improvements per Sq. Ft.[2]	Leasing Costs per Sq. Ft.[2]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of June 30, 2022	21,611 $	25.69					
Expirations	(1,229)	26.43					
Renewals, amendments and extensions	1,038	27.12	1.8	$ 2.11	$ 0.65	81	82.3%
New leases	247	27.40		4.88	1.27	74	
Terminations	(24)	25.35					
Leased Square Feet as of September 30, 2022	21,643 $	25.88					

YEAR-TO-DATE LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[1]	Tenant Improvements per Sq. Ft.[2]	Leasing Costs per Sq. Ft.[2]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of December 31, 2021	21,734 $	25.43					
Acquisitions	159	22.24					
Dispositions	(283)	33.14					
Planned demolition	(84)	25.55					
Developments placed in service	88	25.32					
Expirations	(2,670)	26.15					
Renewals, amendments and extensions	2,188	26.50	2.1 [3]	$ 2.16	$ 0.71	67	82.3%
New leases	629	25.70		5.22	1.32	78	
Terminations	(118)	30.66					
Leased Square Feet as of September 30, 2022	21,643 $	25.88					

(1) For comparative purposes, reflects adjustments for leases that converted to a different lease type upon renewal, amendment or extension of the original lease.
(2) Average cost per lease year.
(3) The year-to-date change in cash rents is negatively affected by renewal of a large tenant under a long term lease that had escalated above market. Excluding this lease, the change in cash rents would have been 2.8% year to date.

Medical Office

As of and for the quarter ended September 30, 2022, square feet in thousands

LEASE TYPE

	Leased Square Feet					
	On-Campus	Adjacent	Anchored	Unaffiliated Off-Campus	Total	% of Total
Triple-Net[1]	11,474	663	1,878	117	14,131	65.3
Base Year[2]	5,039	493	363	412	6,306	29.1
Gross[3]	1,075	11	101	19	1,206	5.6
Total	**17,587**	**1,167**	**2,342**	**548**	**21,643**	**100.0**

OWNERSHIP TYPE

	Total Square Feet						
	On-Campus	Adjacent	Anchored	Unaffiliated Off-Campus	Total	% of Total	Weighted Average Remaining Lease Term
Ground Lease	8,861	32	442	72	9,406	39.2	79 [5]
Fee Simple	10,637	1,437	2,002	525	14,600	60.8	
Total	**19,497**	**1,469**	**2,443**	**596**	**24,006**	**100.0**	

CONTRACTUAL LEASE ESCALATORS

	Leased Square Feet	% of Square Feet	Escalator %
Fixed	20,107	92.9	2.8
CPI	1,537	7.1	6.3 [6]
Total	**21,643**	**100.0**	**3.1**

PROVIDER SPECIALTY

	Healthpeak	National Benchmark[4]
Types of Specialties		
Orthopedics	10%	4%
Obstetrics / Gynecology	10%	5%
General / Specialty Surgery	8%	5%
Ambulatory Surgery Center	7%	N/A
Cardiovascular	6%	3%
Oncology	5%	3%
Imaging / Radiology	5%	3%
Neurology	4%	2%
Gastroenterology	3%	2%
Other	25%	39%
Total Specialties	**83%**	**66%**
Primary Care	**17%**	**34%**
Total	**100%**	**100%**

(1) Includes both triple-net lease structures, in which the tenant is directly responsible for all operating expenses of the property, and net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(2) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.
(3) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(4) U.S. physicians breakdown from AAMC, 2020 Physician Specialty Data Book.
(5) Includes renewal options.
(6) Includes both pure CPI leases, leases with a CPI floor averaging 2%, and certain leases containing CPI ceilings. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

CCRC

As of and for the quarter ended September 30, 2022, dollars in thousands, except REVPOR

INVESTMENTS

	Property Count	Net Portfolio Investment[1]	Portfolio Real Estate Revenues, excluding NREFS	NREF Amortization	Portfolio Cash Opex	Portfolio Adjusted NOI	Units	Occupancy %	REVPOR CCRC	NREF Cash Collections
Operator										
Life Care Services	13	$ 1,225,693	$ 85,885	$ 17,309	$ (85,489)	$ 17,705	6,228	83.2	$ 6,740	$ 20,864
Sunrise Senior Living	2	261,230	16,555	2,397	(14,425)	4,527	1,052	75.1	8,000	3,165
Remaining	—	—	—	—	(350)	(350)	N/A	N/A	N/A	—
Total	**15**	**$ 1,486,923**	**$ 102,440**	**$ 19,706**	**$ (100,264)**	**$ 21,882**	**7,280**	**82.0**	**$ 6,908**	**$ 24,029**

TOTAL CCRC PORTFOLIO

	3Q21	4Q21	1Q22	2Q22	3Q22
Property count	15	15	15	15	15
Gross Portfolio Investment	$ 2,219,079	$ 2,243,655	$ 2,253,774	$ 2,267,711	$ 2,270,573
Net Portfolio Investment[1]	1,432,162	1,458,768	1,474,262	1,484,906	1,486,923
Units	7,437	7,344	7,344	7,344	7,280
IL, AL, and Memory Care Occupancy %	80.7	80.4	80.8	80.9	82.0
Skilled Nursing Occupancy %	73.5	72.0	81.3	82.3	81.7
Total Occupancy %	79.5	79.0	80.9	81.1	82.0
REVPOR CCRC	$ 6,714	$ 6,770	$ 7,190	$ 7,032	$ 6,908
REVPOR CCRC excluding NREF Amortization	5,648	5,646	6,126	5,943	5,794
NREF Cash Collections	$ 24,598	$ 25,585	$ 20,637	$ 28,938	$ 24,029
NREF Amortization	18,900	19,745	18,957	19,444	19,706
Portfolio Real Estate Revenues	$ 119,037	$ 118,868	$ 128,445	$ 125,569	$ 122,146
Portfolio Operating Expenses before management fee	(95,225)	(92,193)	(94,657)	(98,888)	(96,931)
Management fee	(3,607)	(3,587)	(3,231)	(3,389)	(3,333)
Portfolio NOI[2]	**$ 20,206**	**$ 23,087**	**$ 30,557**	**$ 23,292**	**$ 21,882**
Portfolio Cash Real Estate Revenues	$ 119,037	$ 118,868	$ 128,445	$ 125,569	$ 122,146
Portfolio Cash Operating Expenses before management fee	(94,500)	(90,924)	(94,657)	(98,888)	(96,931)
Management fee	(3,607)	(3,587)	(3,231)	(3,389)	(3,333)
Portfolio Adjusted NOI[2]	**$ 20,930**	**$ 24,356**	**$ 30,557**	**$ 23,292**	**$ 21,882**
Portfolio Adjusted NOI Margin %	17.6	20.5	23.8	18.5	17.9

(1) Net Portfolio Investment is gross Portfolio Investment as defined in the Glossary less Non-Refundable Entrance Fees ("NREFs") and refundable Entrance Fees, which appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively. As of September 30, 2022, the balances of NREFs and refundable entrance fees were $512.0 million and $271.7 million, respectively.

(2) Includes government grants under the CARES Act for 3Q21, 4Q21, 1Q22, 2Q22 and 3Q22 of $0.0 million, $0.0 million, $6.9 million, $0.2 million, and $0.0 million, respectively.

CCRC | Same-Store

As of and for the quarter ended September 30, 2022, dollars in thousands, except REVPOR

SAME-STORE

		3Q21		4Q21		1Q22		2Q22		3Q22	Sequential Growth	Year-Over-Year Growth
Property count		15		15		15		15		15	—	—
Net Portfolio Investment	$	1,432,162	$	1,458,656	$	1,474,262	$	1,484,906	$	1,486,923	0.1%	3.8%
Units		7,437		7,344		7,344		7,344		7,280	(0.9%)	(2.1%)
IL, AL, and Memory Care Occupancy %		80.7		80.4		80.8		80.9		82.0	110 bps	130 bps
Skilled Nursing Occupancy %		73.5		72.0		81.3		82.3		81.7	-60 bps	820 bps
Total Occupancy %		79.5		79.0		80.9		81.1		82.0	90 bps	250 bps
REVPOR CCRC	$	6,714	$	6,770	$	7,190	$	7,032	$	6,908	(1.8%)	2.9%
REVPOR CCRC excluding NREF Amortization		5,648		5,646		6,126		5,943		5,794	(2.5%)	2.6%
Portfolio Real Estate Revenues	$	119,037	$	118,868	$	128,112	$	125,569	$	122,146	(2.7%)	2.6%
Portfolio Operating Expenses		(98,405)		(95,719)		(97,398)		(101,834)		(99,914)	(1.9%)	1.5%
Portfolio NOI[1]	$	**20,632**	$	**23,148**	$	**30,714**	$	**23,735**	$	**22,232**	**(6.3%)**	**7.8%**
Portfolio Cash Real Estate Revenues	$	119,037	$	118,868	$	128,112	$	125,569	$	122,146	(2.7%)	2.6%
Portfolio Cash Operating Expenses		(97,681)		(94,177)		(97,398)		(101,834)		(99,914)	(1.9%)	2.3%
Portfolio Adjusted NOI[1]	$	**21,356**	$	**24,691**	$	**30,714**	$	**23,735**	$	**22,232**	**(6.3%)**	**4.1%**
Portfolio Adjusted NOI Margin %		17.9		20.8		24.0		18.9		18.2	-70 bps	30 bps

PRO FORMA SAME-STORE (EXCLUDING CARES ACT RECEIPTS)

		3Q21		4Q21		1Q22		2Q22		3Q22	Sequential Growth	Year-Over-Year Growth
REVPOR CCRC	$	6,713	$	6,770	$	6,822	$	7,020	$	6,908	(1.6%)	2.9%
REVPOR CCRC excluding NREF Amortization[2]		5,647		5,646		5,758		5,931		5,794	(2.3%)	2.6%
Portfolio Real Estate Revenues	$	119,022	$	118,868	$	121,560	$	125,360	$	122,143	(2.6%)	2.6%
Portfolio Operating Expenses		(98,405)		(95,719)		(97,398)		(101,834)		(99,914)	(1.9%)	1.5%
Portfolio NOI	$	**20,617**	$	**23,148**	$	**24,162**	$	**23,526**	$	**22,228**	**(5.5%)**	**7.8%**
Portfolio Cash Real Estate Revenues	$	119,022	$	118,868	$	121,560	$	125,360	$	122,143	(2.6%)	2.6%
Portfolio Cash Operating Expenses		(97,681)		(94,177)		(97,398)		(101,834)		(99,914)	(1.9%)	2.3%
Portfolio Adjusted NOI	$	**21,341**	$	**24,691**	$	**24,162**	$	**23,526**	$	**22,228**	**(5.5%)**	**4.2%**
Portfolio Adjusted NOI Margin %		17.9		20.8		19.9		18.8		18.2	-60 bps	30 bps

(1) Includes government grants under the CARES Act for 3Q21, 4Q21, 1Q22, 2Q22 and 3Q22 of $0.0 million, $0.0 million, $6.6 million, $0.2 million, and $0.0 million, respectively.
(2) REVPOR CCRC was impacted by taking skilled nursing, assisted living and memory care units out of service. Pro Forma REVPOR CCRC excluding NREF amortization growth for our non-SNF care types (IL, AL, and memory care) is 4.2% year-over-year.

Other

As of and for the quarter ended September 30, 2022, dollars in thousands, except REVPOR

SOVEREIGN WEALTH FUND SENIOR HOUSING JV AT SHARE

	3Q21	4Q21	1Q22	2Q22	3Q22
Property count	19	19	19	19	19
Investment	$ 455,743	$ 457,870	$ 458,352	$ 460,543	$ 462,219
Units	3,354	3,354	3,354	3,354	3,354
Occupancy %	74.3	74.8	75.8	75.8	77.5
REVPOR Other	$ 4,000	$ 4,118	$ 4,278	$ 4,234	$ 4,276
Portfolio Real Estate Revenues	$ 17,109	$ 17,971	$ 18,360	$ 18,215	$ 18,839
Portfolio Operating Expenses before management fee	(12,617)	(12,547)	(13,193)	(13,282)	(13,708)
Management fee	(821)	(823)	(862)	(868)	(891)
Portfolio NOI[1]	$ **3,672**	$ **4,602**	$ **4,305**	$ **4,065**	$ **4,240**
Portfolio Cash Real Estate Revenues	$ 17,121	$ 17,967	$ 18,383	$ 18,301	$ 18,905
Portfolio Cash Operating Expenses before management fee	(12,729)	(12,574)	(13,224)	(13,313)	(13,698)
Management fee	(821)	(823)	(862)	(868)	(891)
Portfolio Cash (Adjusted) NOI[1]	$ **3,571**	$ **4,570**	$ **4,296**	$ **4,119**	$ **4,316**
Portfolio Cash (Adjusted) NOI Margin %	20.9	25.4	23.4	22.5	22.8

PRO FORMA (EXCLUDING CARES ACT RECEIPTS)

	3Q21	4Q21	1Q22	2Q22	3Q22
REVPOR Other	$ 4,000	$ 3,963	$ 4,210	$ 4,234	$ 4,232
Portfolio Real Estate Revenues	$ 17,109	$ 17,232	$ 18,045	$ 18,215	$ 18,657
Portfolio Operating Expenses before management fee	(12,617)	(12,547)	(13,193)	(13,282)	(13,708)
Management fee	(821)	(823)	(862)	(868)	(891)
Portfolio NOI	$ **3,672**	$ **3,863**	$ **3,990**	$ **4,065**	$ **4,058**
Portfolio Cash Real Estate Revenues	$ 17,121	$ 17,228	$ 18,067	$ 18,301	$ 18,722
Portfolio Cash Operating Expenses before management fee	(12,729)	(12,574)	(13,224)	(13,313)	(13,698)
Management fee	(821)	(823)	(862)	(868)	(891)
Portfolio Cash (Adjusted) NOI	$ **3,571**	$ **3,831**	$ **3,981**	$ **4,119**	$ **4,134**
Portfolio Cash (Adjusted) NOI Margin %	20.9	22.2	22.0	22.5	22.1

DEBT INVESTMENTS

	Investment[2]	Interest Income	Weighted Average Yield	Weighted Average Maturity in Years[3]
Seller financing loans	$ 358,526	$ 5,541	5.3%	0.5
Other	22,666	422	7.5%	0.3
Total Debt Investments	$ **381,192**	$ **5,964**	**5.4%**	**0.5**

(1) Includes government grants under the CARES Act for 3Q21, 4Q21, 1Q22, 2Q22 and 3Q22 of $0.0 million, $0.7 million, $0.3 million, $0.0 million, and $0.2 million, respectively.

(2) Excludes $5.1 million of estimated reserves for loan losses under the current expected credit losses accounting standard in accordance with ASC 326, and resident loans on CCRC entrance fee contracts of $29.4 million.

(3) Weighted average maturity in years is based on initial maturity and excludes extension options. Including extension options weighted average maturity would be 1.0 years.

2022 Guidance & Additional Items[1]

Projected full year 2022, dollars in millions, except per share

Bolded items represent updates from previous Guidance ranges and assumptions

2022 Guidance	Full Year 2022 Guidance (November 1, 2022)
Diluted earnings per common share	**$0.94 – $0.96**
Diluted Nareit FFO per common share	**$1.67 – $1.69**
Diluted FFO as adjusted per common share	**$1.72 – $1.74**
Total Portfolio year-over-year Same-Store Cash NOI	**4.50% – 5.50%**

Total Portfolio Year-Over-Year Same-Store Cash NOI Components	% of NOI	
Life Science	48%	**4.75% – 5.25%**
Medical Office	40%	**3.75% – 4.25%**
CCRC[2][3]	12%	**6.00% – 10.00%**
Total Portfolio[3]	100%	**4.50% – 5.50%**

Other Supplemental Information - AFFO Addition (Reduction)	Additional 2022 Guidance Assumptions
Amortization of stock-based compensation	**$17 – $19**
Amortization of deferred financing costs	$9 – $13
Straight-line rents	($48) – ($54)
AFFO capital expenditures	($95) – ($110)
Deferred income taxes	$0 – ($4)
Other AFFO adjustments	($25) – ($35)

Capital Expenditures (excluding AFFO Capital Expenditures)[4]	
1st generation TIs / revenue enhancing / ICE / casualty	$150 – $200
Development[5]	$425 – $525
Redevelopment[5]	**$125 – $175**

CCRC Non-Refundable Entrance Fees	
Non-refundable entrance fee amortization	$77 – $83
Non-refundable entrance fee cash receipts	**$95 – $105**

Other Items	
Interest income	$20 – $25
General and administrative	**$90 – $95**
Interest expense	$160 – $175
Unconsolidated SWF SH JV Cash NOI[6]	$15 – $20

Average LIBOR Assumptions	
4Q 2022	**4.0%**

(1) Range of outcomes presented below incorporate various items shown on this page. Other items that may impact the range of outcomes include, but are not limited to: timing of acquisitions / dispositions / loan repayments and potential changes to interest rates.
(2) CCRC Year-Over-Year Same-Store Cash NOI guidance updated in part due to impact from Hurricane Ian.
(3) Includes $6.8 million of CARES Act grants received year-to-date in 2022 related to CCRCs. 2021 included $1.4 million of CARES Act grants related to the CCRC Same-Store pool. Excluding CARES Act grants, our 2022 Same-Store Cash NOI guidance for CCRC and Total Portfolio would be 1.00% – 5.00% and 4.00% – 5.00%, respectively.
(4) Includes our share of Unconsolidated JVs.
(5) Excludes ~$40 million of capitalized interest related to our share of development and redevelopment spend.
(6) Excluded from the 2022 Same-Store pool.

Glossary

Adjusted Fixed Charge Coverage*

Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO")*

See the "Adjusted Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding AFFO.

Annualized Base Rent

The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors, cash income from DFLs, and/or interest income annualized for 12 months. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our CCRC segment, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include expense recoveries, additional rents in excess of floors, and non-cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, DFL non-cash interest and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

Completion Date - Development/Redevelopment

For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed and excludes the completion of tenant improvements.

Consolidated Debt

The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*

The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt

Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC")

A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments

Loans secured by a direct interest in real estate and mezzanine loans.

Development

Includes ground-up construction. Newly completed developments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Direct Financing Lease ("DFL")

Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

EBITDAre and Adjusted EBITDAre*

EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains), adjusted to reflect the impact of transactions that closed during the quarter as if the transactions were completed at the beginning of the quarter. EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*

Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets*

Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt*

Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees

Certain of our CCRC communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Glossary

Financial Leverage*

Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*

Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted*

See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

Healthcare Affiliated

Represents properties that are on-campus or adjacent to a healthcare system and properties that are leased 1/3 or more to a health system or physician group.

Initial Capital Expenditures ("ICE")

Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Investment and Portfolio Investment*

Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment exclude land held for development.

Metropolitan Statistical Areas ("MSA")

Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*

Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre*

Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income ("NOI") and Cash (Adjusted) NOI*

NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, income from direct financing leases, and government grant income and exclusive of interest income), less property level operating expenses; NOI excludes all other financial statement amounts included in net income (loss). Cash (Adjusted) NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Cash (Adjusted) NOI include the Company's pro rata share of NOI and Cash (Adjusted) NOI from its unconsolidated JVs and exclude noncontrolling interests' pro rata share of NOI and Cash (Adjusted) NOI from consolidated joint ventures. See the "Net Operating Income ("NOI") and Cash (Adjusted) NOI" definition included in the accompanying Discussion and Reconciliation of Non-GAAP Financial Measures for further information regarding the impact of the Company's pro rata share on these measures.

Occupancy

For life science facilities and medical office buildings, Occupancy represents the percentage of total rentable square feet leased where leases have commenced, including month-to-month leases, as of the end of the period reported. For senior housing facilities, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter (year-to-date for year-to-date SS) available based on units. The percentages shown are weighted to reflect our share and exclude newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant period, vacant facilities, facilities held for sale, facilities for which agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful. All facility financial performance data was derived solely from information provided by operators/tenants/borrowers without independent verification by us.

Portfolio Adjusted NOI*

Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Operating Expenses and Portfolio Cash Operating Expenses*

Portfolio Operating Expenses and Portfolio Cash Operating Expenses are non-GAAP supplemental measures. Portfolio Operating Expenses represent property level operating expenses (which exclude transition costs). Portfolio Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Portfolio Cash Operating Expenses represent Portfolio Operating Expenses after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Income*

Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs. Management believes that Portfolio Income is an important supplemental measure because it provides relevant and useful information regarding our performance; specifically, it is a measure of our property level profitability of the Company inclusive of interest income. Management believes that net income (loss) is the most directly comparable GAAP measure to Portfolio Income. Portfolio Income should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items.

Glossary

Portfolio Real Estate Revenues* and Portfolio Cash Real Estate Revenues*

Portfolio Real Estate Revenues and Portfolio Cash Real Estate Revenues are non-GAAP supplemental measures. Portfolio Real Estate Revenues include rental related revenues, resident fees and services, income from DFLs, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues include Portfolio Real Estate Revenues after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

REVPOR CCRC*

The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the CCRC portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us.

REVPOR Other*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR Other excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us.

RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

*   Non-GAAP Supplemental Measures
     Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at https://ir.healthpeak.com/quarterly-results.

Same-Store ("SS")*

Same-Store NOI and Cash (Adjusted) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. Same-Store Adjusted NOI excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures ("JVs")

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures

Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Stabilized / Stabilization

Newly acquired operating assets are generally considered Stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered Stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered Stabilized after 12 months in operations under a consistent reporting structure.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Capacity

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Life science facilities and medical office buildings are measured in square feet, excluding square footage for development or square footage removed from service for redevelopment properties prior to completion. Capacities are presented at 100% ownership share.

Adjusted EBITDAre and Adjusted Fixed Charge Coverage

Dollars in thousands

NET INCOME TO ADJUSTED EBITDAre

		Three Months Ended September 30, 2022
Net income (loss)	**$**	**357,986**
Interest expense		44,078
Income tax expense (benefit)[(1)]		(3,724)
Depreciation and amortization		173,190
Other depreciation and amortization		1,315
Loss (gain) on sales of real estate[(1)]		5,280
Loss (gain) upon change of control		(311,438)
Share of unconsolidated JV:		
Interest expense		(272)
Income tax expense (benefit)		118
Depreciation and amortization		8,704
Loss (gain) on sale of real estate from unconsolidated JVs		239
EBITDAre	**$**	**275,476**
Transaction-related items, net		728
Other impairments (recoveries) and losses (gains)[(2)]		3,407
Casualty-related charges (recoveries)		5,380
Stock-based compensation amortization expense		4,614
Impact of transactions closed during the quarter[(3)]		(8)
Adjusted EBITDAre	**$**	**289,597**
ADJUSTED FIXED CHARGE COVERAGE		
Interest expense, including unconsolidated JV interest expense at share		43,806
Capitalized interest		10,911
Fixed Charges	**$**	**54,717**
Adjusted Fixed Charge Coverage		**5.3x**

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations of this Earnings Release and Supplemental Report and the detailed financial information in the Discontinued Operations Reconciliation section included in the corresponding Discussion and Reconciliation of Non-GAAP Financial Measures at http://ir.healthpeak.com/.

(2) Adjustment includes reserves for loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(3) Adjustment reflects the impact of transactions that closed during the quarter as if the transactions were completed at the beginning of the quarter.

Debt Ratios

As of and for the quarter ended September 30, 2022, dollars in thousands

ENTERPRISE DEBT AND NET DEBT

	September 30, 2022
Bank line of credit and commercial paper	$ 1,585,333
Senior unsecured notes	4,657,651
Mortgage debt	347,987
Consolidated Debt	**$ 6,590,971**
Share of unconsolidated JV mortgage debt	39,776
Enterprise Debt	**$ 6,630,747**
Cash and cash equivalents[1]	(114,624)
Share of unconsolidated JV cash and cash equivalents	(24,463)
Restricted cash	(54,500)
Share of unconsolidated JV restricted cash	(3,057)
Expected net proceeds from forward contracts	(308,491)
Net Debt	**$ 6,125,612**

FINANCIAL LEVERAGE

	September 30, 2022
Enterprise Debt	$ 6,630,747
Enterprise Gross Assets	19,391,385
Financial Leverage	34.2%

SECURED DEBT RATIO

	September 30, 2022
Mortgage debt	$ 347,987
Share of unconsolidated JV mortgage debt	39,776
Enterprise Secured Debt	**$ 387,763**
Enterprise Gross Assets	19,391,385
Secured Debt Ratio	2.0%

NET DEBT TO ADJUSTED EBITDAre

	September 30, 2022
Net Debt	$ 6,125,612
Annualized Adjusted EBITDAre[2]	1,158,388
Net Debt to Adjusted EBITDAre	5.3x

(1) Includes cash and cash equivalents of $2 million on assets classified as discontinued operations.
(2) Represents the current quarter Adjusted EBITDAre multiplied by a factor of four.

Information

BOARD OF DIRECTORS

BRIAN G. CARTWRIGHT
Chairman of the Board, Healthpeak Properties, Inc.
Former General Counsel,
U.S. Securities and Exchange Commission

KATHERINE M. SANDSTROM
Vice Chair of the Board, Healthpeak Properties, Inc.
Former Senior Managing Director,
Heitman LLC

SCOTT M. BRINKER
President and Chief Executive Officer, Healthpeak Properties, Inc.

CHRISTINE N. GARVEY
Former Global Head of Corporate
Real Estate Services, Deutsche Bank AG

R. KENT GRIFFIN, JR.
Managing Director, PHICAS Investors
Former President, BioMed Realty Trust, Inc.

DAVID B. HENRY
Former Vice Chairman and Chief Executive Officer,
Kimco Realty Corporation

SARA GROOTWASSINK LEWIS
Founder and Chief Executive Officer,
Lewis Corporate Advisors, LLC

EXECUTIVE MANAGEMENT

SCOTT M. BRINKER
President
Chief Executive Officer

PETER A. SCOTT
Chief Financial Officer

THOMAS M. KLARITCH
Chief Operating Officer

JEFFREY H. MILLER
General Counsel

SCOTT R. BOHN
Chief Development Officer
Co-Head of Life Science

ADAM G. MABRY
Chief Investment Officer

SHAWN G. JOHNSTON
Executive Vice President
Chief Accounting Officer

LISA A. ALONSO
Executive Vice President
Chief Human Resources Officer

The Shore
South San Francisco, CA



Forward-Looking Statements & Risk Factors

Statements contained in this supplemental report that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions; and (ii) the information presented in the section titled "2022 Guidance and Additional Items." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this supplemental report, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: epidemics, pandemics or other infectious diseases, including Covid, and health and safety measures intended to reduce their spread, and how quickly and to what extent normal economic and operating conditions can resume within the markets in which we operate; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested in multiple industries and exposes us to the risks inherent in illiquid investments; our ability to identify and secure replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; our property development, redevelopment and tenant improvement activity risks, including project abandonments, project delays and lower profits than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our MOBs are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain or expand our hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose on collateral securing our real estate-related loans; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; an increase in our borrowing costs, including due to higher interest rates; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; laws or regulations prohibiting eviction of our tenants;

Continued


FOUNDRY & LUX

The Cove (Amenities)
South San Francisco, CA

Forward-Looking Statements & Risk Factors (concluded)

the failure of our tenants, operators and borrowers to comply with federal, state and local laws and regulations, including resident health and safety requirements, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety and other regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real estate investments; our ability to maintain our qualification as a real estate investment trust ("REIT"); changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; and other risks and uncertainties described from time to time in our Securities and Exchange Commission (SEC) filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

The information in this supplemental report should be read in conjunction with our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Andrew Johns, Senior Vice President - Investor Relations, at (720) 428-5050.



DIRECTORY

Swedish MOB (Redevelopment)
Denver, CO

Corporate HQ, Denver, CO

5050 South Syracuse Street, Suite 800
Denver, CO 80237
(720) 428 - 5050

South San Francisco, CA

2000 Sierra Point Parkway, Suite 100
Brisbane, CA 94005

Irvine, CA

1920 Main Street, Suite 1200
Irvine, CA 92614

San Diego, CA

420 Stevens Avenue, Suite 170
Solana Beach, CA 92075

Nashville, TN

3000 Meridian Boulevard, Suite 200
Franklin, TN 37067

Boston, MA

35 Cambridgepark Drive, Suite 150
Cambridge, MA 02140

Healthpeak®
PROPERTIES

healthpeak.com